Via Facsimile and U.S. Mail
Mail Stop 03-09


May 4, 2005


Mr. Peter H. Rubenovitch
Senior Vice President and
Chief Financial Officer
200 Bloor Street East, NT 11
Toronto, Ontario
Canada M4W 1E5

Re:	Manulife Financial Corporation
	Form 40-F for the fiscal year ended December 31, 2004

	File No.  001-14942

Dear Mr. Rubenovitch:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In one of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 40-F for the year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. We may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 40-F for the fiscal year ended December 31, 2004

Exhibit 99.2

Management`s Discussion and Analysis

Reinsurance Division, page 59

1. We note from your disclosures that you offer structured/non-traditional retrocession solutions for life insurance reinsurers and specialized non-traditional retrocession solutions for property and casualty reinsurers. It is unclear from your filing what types of "solutions" you offer. As such please tell us supplementally the types of reinsurance protection offered (i.e. excess of loss or finite reinsurance), whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your business and then provide suggested disclosures that help provide greater transparency to your business.

Contractual Obligations, page 76

2. We note that the Company has not included its actuarial liabilities in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K and as required by Item 12 of Form 40-F. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your actuarial liabilities.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that




* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Joseph Roesler, Staff Accountant, at (202)
942-
1788 or Joel Parker, Branch Chief, at (202) 824-5487 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Peter M. Rubenovitch
Manulife Financial Corporation
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